               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D. C. 20549



                Report of Foreign Private Issuer
              Pursuant to Rule 13a-16 or 15d-16 of
               the Securities Exchange Act of 1934

                  For the month of January 2002


             NORDIC AMERICAN TANKER SHIPPING LIMITED
         (Translation of registrant's name into English)

                           Cedar House
                         41 Cedar Avenue
                          Hamilton HMEX
                             Bermuda
            (Address of principal executive offices)

    Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

           Form 20-F     X       Form 40-F

    Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                       Yes        No     X



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INFORMATION CONTAINED IN THIS FORM 6-K REPORT

         Attached hereto is a copy of an earnings release issued by Nordic American Tanker Shipping Limited (the "Company") on
January 10, 2002.

ADDITIONAL INFORMATION

         BP Amoco Plc files annual reports on Form 20-F (File No.
1-6262) and periodic reports on Form 6-K with the Securities and Exchange Commission pursuant to the Securities Exchange Act of
1934, as amended.









































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FOR IMMEDIATE RELEASE



Nordic American Tanker Shipping Ltd. (NAT) - (AMEX: NAT) (OSE:
NAT) announces good results and dividend payment despite falling tanker markets

As of 12/31/01 (full year 2001) NAT had an operating profit of $21.0 m as against $29.2 m during the same period last year. The net profit was $19.4 m as against $27.7 m in the same period last year. Operating profit in the 4th quarter of 2001 was $2.1 m as against $12.1 m in the same period last year. The net profit in the 4th quarter of 2001 was $1.6 m as against $11.7 m last year. The relative significant decrease in the earnings in the 4 th quarter 2001 compared to the same period in year 2000 is a result of that the tanker rates were exceptionally high in the fall of year 2000.

The result enables the company to pay a 1st quarter 2002 dividend of $0.36 per share. The total dividend paid in 2001 was $3.87 per share. In year 2000 the company paid a total dividend of $2.56 per share as against $1.35 per share in 1999. The 1st quarter 2002 dividend of $0.36 will be paid on or about February 15th to shareholders of record as of January 25th 2002. The next dividend payment from NAT will be declared in April 2002.

The market for Suezmax tankers in the fourth quarter 2001was down compared to the third quarter of 2001. The 4th quarter 2001 time charter (T/C) equivalent was $22,617 compared to $28,668 in the third quarter of 2001. The results of the NAT's three Suezmax tankers, which are on contract to BP Shipping, are directly linked to the general spot market for Suezmax tankers.

The contracts for the NAT vessels are drawn up in a way that secures income 365 days a year for the vessels and no off-hire. The contracts with BP Shipping commenced on October 1, 1997 and run for minimum 7 years and maximum 14 years if all options are declared.

Under the contracts with BP Shipping, NAT achieves rates that correspond to the spot market for modern Suezmax tankers, but not below $ 22,000 per day (T/C equivalent), which is the agreed minimum rate with BP Shipping.

The quarterly T/C equivalent since 1999 has been as follows:







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Period            1999             2000          2001
-------------------------------------------------------
1st Quarter       22,000           26,079        51,607
2nd Quarter       22,000           33,701        35,088
3rd Quarter       22,000           48,153        28,668
4th Quarter       22,000           59,059        22,617

NAT has 9.706.606 shares in issue.

The results for 2001 compared with the same period last year, and the fourth quarter of 2001 compared to the same quarter last year are as follows:

INCOME STATEMENT INFORMATION
All figures in USD

                         1/1 - 31/12   1/1 - 31/12    4th Qtr.    4th Qtr.
                         2001          2000           2001        2000
-----------------------  ------------  -----------    ---------   ---------

Revenue                   28,359,568   36,577,262    3,896,180   13,954,286
Ship Broker Commissions     (184,781)    (185,288)     (46,574)     (46,575)
Management Fee Expense      (250,000)    (250,000)     (62,500)     (62,500)
Insurance Expense            (72,333)     (82,500)     (19,834)     (18,750)
Other Expenses               (31,406)     (40,791)      (2,634)     (14,241)
Depreciation              (6,831,040)  (6,831,040)  (1,707,760)  (1,707,760)
                          ----------   ----------   ----------   ----------
Net Operating Income      20,990,008   29,187,643    2,056,878   12,104,460

Financial Income             189,244      277,552       13,744       94,168
Financial Expenses        (1,793,776)  (1,796,231)    (458,361)    (458,325)
                          ----------   ----------    ---------   ----------
Net Financial Items       (1,604,532)  (1,518,679)    (444,617)    (364,157)
                          ----------   ----------    ---------   ----------
Net Profit                19,385,476   27,668,964    1,612,261   11,740,303
                          ----------   ----------    ---------   ----------
Earnings per Share              2.00         2,85         0,17         1,21
Cash Flow per Share             2,70         3,55         0,34         1,39

The quarterly dividend paid since the commencement in 1997 has been as follows:

Period         1997    1998    1999     2000     2001   2002
------------------------------------------------------------
1st Quarter            0.40    0.32     0.34     1.41   0.36
2nd Quarter            0.41    0.32     0.45     1.19
3rd Quarter            0.32    0.35     0.67     0.72
4th Quarter    0.30    0.30    0.36     1.10     0.55
Total USD      0.30    1.43    1.35     2.56     3.87




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Balance sheet for Nordic American Tanker Shipping Ltd per
12.31.01 and 12.31.00 (figures in USD)

                                12.31.01            12.31.00
Vessels                      141,744,005         148,575,045
Current assets                    283,61          10,344,534
Cash deposits                    630,868           1,922,925
------------------------------------------------------------------------------
Total assets                 142,658,488         160,842,504
------------------------------------------------------------------------------
Shareholders's equity        112,619,822         130,799,004
Long term debt                30,000,000          30,000,000
Accrued interest                  38,666              43,500
------------------------------------------------------------------------------
Total liabilities & equity   142,658,488         160,842,504
------------------------------------------------------------------------------





































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                                  SIGNATURES

         Pursuant to the requirements of the Securities Exchange
Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

             NORDIC AMERICAN TANKER SHIPPING LIMITED
                          (registrant)



Dated:  January 10, 2002     By:/s/ Herbjorn Hansson
                             --------------------------
                                    Herbjorn Hansson
                                    President and
                                    Chief Executive Officer




































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